Exhibit 3.1

CERTIFICATE OF AMENDMENT
TO
THE RESTATED CERTIFICATE OF INCORPORATION
OF
CYTOGEN CORPORATION

CYTOGEN CORPORATION, a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the “Corporation”), DOES HEREBY CERTIFY as follows:

FIRST:  That the Board of Directors of the Corporation adopted the following resolutions on February 20, 2007 with respect to the amendment and restatement of Paragraph A of Article Fifth of the Corporation’s Restated Certificate of Incorporation, as amended (the “Charter Amendment”):

NOW, THEREFORE, BE IT RESOLVED, that Paragraph A of Article Fifth of the Restated Certificate of Incorporation, as amended, be amended in its entirety to read as follows:

“FIFTH: A.   Total Capital Stock. The total number of shares of all classes of capital stock which the Corporation shall have authority to issue is ONE HUNDRED FIVE MILLION FOUR HUNDRED THOUSAND (105,400,000) shares, of which ONE HUNDRED MILLION (100,000,000) shall be shares of Common Stock, $.01 par value per share (the “Common Stock”); and FIVE MILLION FOUR HUNDRED THOUSAND (5,400,000) shares shall be Preferred Stock, $.01 par value per share (“Preferred Stock”).”

SECOND: That said Charter Amendment was duly adopted by the Board of Directors and by the stockholders of the Corporation in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, the Corporation has caused this Certificate to be signed by its duly elected President on this 13th day of June, 2007.

CYTOGEN CORPORATION

By:	/s/ MICHAEL D. BECKER
Michael D. Becker,
President and Chief Executive Officer